Exhibit 99.1

Vision Marine Technologies Partners with Nextfour Solutions Ltd to Develop a Customized Smart Navigation System

Integrates all boating and navigation functions into one sharp and bright touch display

Montreal, Canada, January 20, 2022 – Vision Marine Technologies, Inc. (NASDAQ: VMAR) (“Vision Marine” or the “Company”), the global leader in the electric transition of the recreational boating industry serving both OEMs and consumers, has partnered with Nextfour Solutions Ltd. (Nextfour) to further develop a customized multifunctional display to be integrated within Vision Marine’s groundbreaking E-Motion™ 180 fully electric powertrain system.

The Q Display is the first marine display that brings the familiar automotive-like user experience to boating by integrating the on-board computer, mobile connectivity, chart plotter, guard, and entertainment system in one single device. This smart navigation device, which is called the Q Experience, provides confidence in controlling and handling the boat and provides important information to the boater.

“Vision Marine will have an industry leading user experience, performance and unique product to utilize in conjunction with our E-Motion™ fully electric powertrain, “said Alexandre Mongeon, co-founder, and CEO of Vision Marine.

A leading technology and design company market supplying integrated private label marine display solutions, Nextfour brings high performance connectivity as well as enhanced user experience and integrations to a new standard.

“There is growing demand from major electric vehicle OEMs for electric motors,” added Xavier Montagne, COO of Vision Marine. “Collaborating with Nextfour on the Q Experience system will enhance the entire powertrain and allow us to deliver a comprehensive ecosystem to electrifying recreational boating, complemented with the best and most intuitive display solution on the market.”

“Nextfour is excited to support Vision Marine and its efforts to revolutionize the recreational boating industry, “said Niklas Öhman, CEO at Nextfour Solutions. “The E-Motion™ platform offers an unparalleled boating experience when compared to traditional fuel powered systems. These new platforms will encompass both state of the art energy density rich solutions as well as extreme performance related options.”

The agreement with Vision Marine is the first ever marine industry partnership for Nextfour in North America. Vision Marine targets performance powerboats and pontoons ranging from 18 to 30 feet, with narrow hulls and compartments. Management estimates 70,000 pontoons are expected to be sold in the United States in 2022, and approximately 380,000 outboard motors. Vision Marine’s disruptive technology is the only EV system certified by the U.S. Coast Guard, the Canadian Coast Guard, and meets the American Boating and Yacht Council safety standards and the European Union’s imported manufactured standards. In addition to superior power and torque, the Company’s 180 horsepower (hp) fully electric outboard E-Motion™ motor is noiseless and smokeless, allowing boaters to protect the environment without sacrificing performance.

In October 2021, Vision Marine announced a Manufacture & Supply Agreement with Linamar Corporation subsidiary McLaren Engineering for the testing, manufacture, and assembly of the Company’s E-Motion™ electric powertrain, in order to commercially scale production. In January 2022, Vision Marine announced a strategic partnership with Octillion Power Systems to develop a high-performance battery solution for the recreational boating industry.

About Vision Marine Technologies, Inc.

Vision Marine Technologies, Inc. (Nasdaq: VMAR), strives to be a guiding force for change and an ongoing driving factor in fighting the problems associated with waterway pollution by disrupting the traditional boating industry with electric power, in turn directly contributing to zero pollution, zero emission and a noiseless environment. Our flagship outboard powertrain (“E-Motion™”) is the first fully electric purpose built outboard powertrain system that combines an advanced battery pack, inverter, and high efficiency motor with proprietary union assembly between the transmission and the electric motor design utilizing extensive control software. Our E-Motion™ and related technologies used in this powertrain system are uniquely designed to improve the efficiency of the outboard powertrain and, as a result, enhance both range and performance. Vision Marine continues to design, innovate, manufacture, and sell handcrafted, high performance, environmentally friendly, electric recreational power boats to customers. The design and technology applied to our boats results in far greater enhanced performance in general, higher speeds, and longer range. Simply stated, a smoother ride than a traditional internal combustion engine (ICE) motorboat.

About Nextfour Solutions Ltd.

Nextfour´s mission is to make navigation and boating easier and accessible for everyone. For this mission, the company has developed the Q Display, which integrates all boating and navigation functions into one sharp and bright touch display. The easy-to-use user interface makes navigation simple and smooth. The Q Display is the first marine display that brings the familiar automotive-like user experience to boating by integrating the on-board computer, mobile connectivity, chart plotter, guard, and entertainment system in one single device. The Q Display is an intuitive system combining the dashboard, sea charts, guard-function, weather forecasts, radio, cellular connection, and Wi-Fi-hotspot connecting the display to other devices.

The intuitive and comprehensive approach of the Q Experience also provides confidence in controlling and handling the boat. As part of the Q Experience ecosystem, is also the mobile app, which includes guard functionality, and automatic logbook, which records the routes and provides information on trip history, fuel economy and weather forecast / alarms. Guard function provides boat awareness and theft alarm when off-the-boat.

Forward-Looking Statements

Certain statements made in this press release are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. For example, when Vision Marine discusses the benefits of its agreement with Nextfour, the scaling of production and expectations for the boating market, it is using forward-looking statements. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, actual results may differ materially from these expectations due to changes in global, regional, or local economic, business, competitive, market, regulatory and other factors, many of which are outside of Vision Marine’s control. Important factors that could cause actual results to differ materially from those in the forward-looking statements are set forth in Vision Marine’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (SEC) for the year ended August 31, 2021, as such factors may be updated from time to time in Vision Marine’s periodic filings with the SEC. Any forward-looking statement in this press release speaks only as of the date of this release. Vision Marine undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. https://visionmarinetechnologies.com.

Investor and Company Contact:

Bruce Nurse

Vision Marine Technologies, Inc.

(800) 871-4274

bn@v-mti.com